

**American Weekend Entertainment, Inc.**

a New York Corporation

Financial Statements (unaudited) and
Compilation Report

Years ended December 31, 2022 and
December 31, 2021





**Mercurius & Associates LLP**
*(formerly known as AJSH & Co LLP)*
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of American Weekend Entertainment, Inc.

We have reviewed the accompanying statement of financial condition of American Weekend Entertainment, Inc. (the "Company") as of December 31, 2022 and December 31, 2021 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

### Accountant's Responsibility

We are registered public accounting firm and are required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Mercurius & Associates LLP

**Mercurius & Associates LLP**
*(Formerly known as* AJSH & Co LLP*)*

New Delhi, India
October 06, 2023

**Unaudited Statement of Financial Position ($ USD)**

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2022** | **2021** |
| ASSETS | | |
| Current Assets | | |
| Accounts Receivable | - | - |
| Cash and Cash Equivalents | 56 | 223 |
|    Total Current Assets | 56 | 223 |
| Non-current Assets | | |
| Intangible Assets: Patents, net of Accumulated Amortization | - | **-** |
| Deferred Offering Costs | - | - |
|    Total Non-Current Assets | | |
| TOTAL ASSETS | 56 | 223 |
| | | |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | 21,546 | 26,551 |
| Related Party Payables | - | - |
|    Total Current Liabilities | 21,546 | 26,551 |
| Long-term Liabilities | | |
| Loan From Shareholders | 242,541 | 108,236 |
|    Total Long-Term Liabilities | 242,541 | 108,236 |
| TOTAL LIABILITIES | 264,087 | 134,787 |
| EQUITY | | |
| Common Stock | 1,000 | 1,000 |
| Preferred Stock | - | - |
| Net Income | (129,467) | (85,768) |
| Accumulated Deficit | (135,564) | (49,796) |
|    Total Equity | (264,031) | (134,564) |
| TOTAL LIABILITIES AND EQUITY | 56 | 223 |

**Unaudited Statement of Operations ($ USD)**

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2022** | **2021** |
| Revenue | | |
| Revenue From Operation | 140 | 3 |
| Gross Profit | | |
| Operating Expenses | | |
| Advertising and Marketing | 12,111 | 6,908 |
| General and Administrative | 117,496 | 78,863 |
| Amortization | - | - |
| Total Operating Expenses | 129,607 | 85,771 |
| Operating Income (loss) | - | - |
| Other Income | - | - |
| Interest Income | - | - |
| Total Other Income | - | |
| Other Expense | | |
| Interest Expense | | |
| Other | | |
| Total Other Expense | | |
| Provision for Income Tax | - | - |
| Net Income (Loss) | (129,467) | (85,768) |

**Unaudited Statement of Cash Flows ($ USD)**

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2022** | **2021** |
| OPERATING ACTIVITIES | | |
| Net Income (Loss) | (129,467) | (85,768) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Amortization | - | - |
| Accounts Payable | (5,005) | 23,794 |
| Account Receivable | - | - |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | (5,005) | 23,794 |
| Net Cash provided by (used in) Operating Activities | (134,473) | (61,974) |
| | | |
| FINANCING ACTIVITIES | | |
| | | |
| Issue of Securities | - | - |
| Related Party Loans | 134,306 | 61,148 |
| Net Cash provided by (used in) Financing Activities | 134,306 | 61,148 |
| Cash at the beginning of period | 223 | 1,049 |
| Net Cash increase (decrease) for period | (167) | (826) |
| Cash at end of period | 56 | 223 |

**Unaudited Statement of Changes in Shareholder Equity ($ USD)**

| | Common Stock | | Preferred Stock | | | | |
|---|---|---|---|---|---|---|---|
| | No. of Shares | $ Amount | No. of Shares | $ Amount | APIC | Accumulated Deficit | Total Shareholder Equity |
| Ending Balance 12/31/2020 | 200 | 1,000 | - | - | - | - | 1000 |
| Issuance of Preferred Stock, net of Offeringcosts | - | - | - | - | - | - | |
| Amortization of Deferred Offering Costs | - | - | - | - | | - | |
| Prior Period Adjustment | - | - | - | - | - | - | (49,796) |
| Net Income (Loss) | - | | - | | | | (85,768) |
| Ending Balance 12/31/2021 | 200 | 1000 | - | - | - | - | (134,564) |
| Issuance of Preferred Stock, net of Offeringcosts | - | - | | | | - | |
| Amortization of Deferred Offering Costs | - | - | - | - | | - | |
| Prior Period Adjustment | - | - | - | - | - | - | - |
| Net Income (Loss) | - | - | - | - | - | - | (129,467) |
| Ending Balance 12/31/2022 | 200 | 1000 | - | - | - | - | (264,031) |

**American Weekend Entertainment, Inc.**
**Notes to the Unaudited Financial Statements**
**December 31, 2021 & December 31, 2022**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

American Weekend Entertainment, Inc. ("the Company") was formed on February 04, 2019 in New York, United States. The Company is in the business of producing music & lifestyle content (written word, video, audio) for syndication across online, mobile, social, and podcast distribution channels.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Method of Accounting

The financial statements have been prepared on cash basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

 The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carry forwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs  has not  been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC850, "Related Party Disclosures" for the identification of related parties and disclosure of related party transactions. Mel Adler, the key manager of the company has given a loan as a shareholder of 2,35,381.40 USD

**NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

The company has complied with relevant laws and regulations. As of December 31, 2022, management is not aware of any commitments or contingencies that could have a negative material impact on the financial statements.

**NOTE 5 – DEBT**

The company does not owe any debt.

**NOTE 6 – EQUITY**

The Company has authorized 200 shares of Common Stock with a par value of $ 5 per share. 200 shares were issued and outstanding as of 2022.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events up to the date on which the financial statements are issued. The Company's evaluation noted no subsequent events that require adjustment to, or disclosure in, these financial statements.

*COVID-19 (if required)*

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.